May 22, 2009
CORRESPONDENCE
VIA EDGAR
Ms. Mara Ransom, Legal Branch Chief
Mr. H. Christopher Owings, Assistant Director
Mr. John Fieldsend, Attorney-Advisor
Ms. Sarah Goldberg, Assistant Chief Accountant
Mr. William Thompson, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	China Techfaith Wireless Communication Technology Limited (the “Company”) — Form 20-F for the fiscal year ended December 31, 2007 (Filed on June 12, 2008; File No. 0-51242)
Dear Ms. Ransom, Mr. Owings, Mr. Fieldsend, Ms. Goldberg and Mr. Thompson,
     This letter sets forth the Company’s response to the comments contained in the letter dated August 29, 2008 and received on May 5, 2009 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for its fiscal year ended December 31, 2007 (the “Form 20-F for 2007”). The comments are repeated below, followed by the responses thereto. We draw the Staff’s attention to the fact that the Company’s Form 20-F for the year ended December 31, 2008 is due to be filed by June 30, 2009 and consequently we are keen to have an early resolution of the Staff’s comments.
Item 5. Operating and Financial Review and Prospects, page 21
A.     Operating Results, page 21
1.     In future filings, please disclose the increase in net revenues from international brand owners for each year presented.
We will disclose the increase in net revenue from international brand owners in future filing of our annual report on Form 20-F for the year ended December 31, 2008 (the “Form 20-F for 2008”). Such disclosure will be substantially in the following form:
“International brand owners are owners of handset brands headquartered outside of the PRC, who have engaged us for design services. Our net revenues from international brand owners increased from 48% of total handset design revenue in 2006 to 57% of total handset design revenue in 2007. In 2008, our net revenues from international brand owners decreased to 8% of total handset design revenue as we started to have less handset design service and more product sales. ”
Results of Operations. page 24

2.     In future filings, please disclose the increase in product sales from your feature phone solution as a result of contracts from regional distributors and international customers in your discussion of component and product sales on page 26. In addition, please disclose the causes for the changes in gross margins in your discussion of gross profit on page 26.
We will disclose the increase in product sales from our feature phone solution based on the jurisdiction of incorporation of our contract parties in future filing of our Form 20-F for 2008. Such disclosure will be substantially in the following form:
“Product sales from our feature phone solution as a result of contracts for which the contract party was inside the PRC increased significantly from $452,000 in 2006 to $33,016,000 in 2007, which increased by 25% to $41,229,000 in 2008. Product sales from our feature phone solution as a result of contracts for which the contract party was outside the PRC increased from $nil in 2006 to $14,408,000 in 2007, which increased significantly to $41,106,000 in 2008. We refer to a contract party as being outside the PRC if it is incorporated in a non-PRC jurisdiction, and we refer to a contract party as being inside the PRC if it is incorporated in PRC.”
In future filing of the Company’s Form 20-F for 2008, we will disclose the causes for the changes in gross margins in our discussion of gross profit. Such disclosure will be substantially in the following form:
“Gross Profit
     Our gross profit was $38.6 million in 2007, compared to $25.7 million in 2006, representing gross margins of 26.9% and 31.8%, respectively. The gross margin for handset design revenue and product sales remained relatively stable from 2006 to 2007. Revenue from product sales, which has a lower gross margin than that of handset design, increased from 47.0 % of the total net revenue in 2006 to 70.9% of the total net revenue in 2007. In addition, revenue from handset design, which has a higher gross margin, decreased from 53.0% of the total net revenue in 2006 to 29.1% of the total net revenue in 2007. As a result of the foregoing, our gross margins decreased from 31.8% in 2006 to 26.9% in 2007.
     Our gross profit was $41.2 million in 2008, compared to $38.6 million in 2007, representing gross margins of 19.7% and 26.9%, respectively. The gross margin for handset design revenue increased from 39.5% in 2007 to 46.1% in 2008. This is primarily because in 2008 we signed eight contracts with a total amount of $7.2 million with exceptionally high gross margin of more than 90%. Gross margin for product sales decreased from 21.8% in 2007 to 17.1% in 2008. This is the direct result of a promotion sale with low margin we had in the fourth quarter of 2008. The product mix changed together with the changes of gross margins of handset design and product sales. Revenue from product sales increased from 70.9 % of the total net revenue in 2007 to 90.8% of the total net revenue in 2008. In addition, revenue from handset design fees decreased from 29.1% of the total net revenue in 2007 to 9.2% of the total net revenue in 2008. As a result of the foregoing, our gross margins decreased from 26.9% in 2007 to 19.7% in 2008.”
Item 7. Major Shareholders and Related Party Transactions, page 37
Transactions with an Employee. page 39
3.     In the first paragraph of this subsection, you state that you sold component products to a “corporate customer” in which 30% of that customer’s shares were owned by an “employee” of yours. In future filings, please disclose this corporate customer and the employee to which you refer.

We respectfully advise the Staff that the corporate customer concerned is called Chinasys Technologies Company Ltd. (“Chinasys”), in which 30% of shareholding is owned by Raymond Song, who is our financial manager. This deal in 2005 was a one-off transaction. There has been no further transaction between the Company and Chinasys from 2006 through today.
Item 15. Controls and Procedures, page 45
Disclosure Controls and Procedures, page 45
4.     In future filings, please provide management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report rather than for the period covered by the report. See Item 15(a) of Form 20-F.
In response to the Staff’s comment, in future filings the Company will provide management’s conclusion regarding the effectiveness of its disclosure controls and procedures as of the end of the period covered by the report rather than for the period covered by the report.
Management’s Annual Report on Internal Control over Financial Reporting, page 45
5.     You state that your internal control over financial reporting was ineffective as of December 31, 2007 due to two material weaknesses. In future filings, please disclose how and when you plan to remediate these material weaknesses. Additionally, please tell us the effect of the adjustments you recorded in connection with the identification of the material weaknesses on the financial statements. See Section II.B.3 of SEC Release No. 33-8810.
We will disclose the actions we took to remediate the material weaknesses as at December 31, 2007 in accordance with Section II.B.3 of SEC Release No. 33-8810 in future filing of our Form 20-F for 2008. Such disclosure will be substantially in the following form:
“After the Material Weaknesses were reported to the Audit Committee, the Audit Committee agreed an action plan to require the responsible management to remediate the weaknesses. Under the action plan, the Chief Executive Officer, Chief Operation Officer and Chief Financial Officer were assigned to lead the design and the implementation of the new inventory management system and approval procedures for significant cash transactions in order to remediate the weaknesses.
The steps we took to remediate the material weaknesses include:
(1)	In relation to the inventory management system, quarterly physical inventory count control procedures were implemented in 2008. Meanwhile, management’s financial analysis of draft financial information now includes a review of cost of goods sold and the level of inventory to detect any irregularity and any potential misstatements.
(2)	In relation to the approval procedures for significant cash transactions, our Internal Auditing Department has provided additional training on the authorization control procedures to the relevant management. Furthermore, the Chief Financial Officer has now taken steps in order to monitor that the designed procedures operate as intended.
We do believe that the material weakness in inventory management identified in 2007 had a pervasive impact on internal control over financial reporting. Upon identification of the material weakness in inventory management, we examined all the shipment and procurements before and after the period end to ensure there was no other cut-off error.
The material weakness in cash transaction was caused by improper implementation of the approval procedures, which does not have pervasive impact on internal control over financial reporting. We examined all the significant cash transactions and ensured all other transactions were appropriately authorized.”
6.     In this regard, you state that as of December 31, 2007, you have taken steps to remedy four of the five material weaknesses you identified in 2006. In future filings, please disclose, if true, that the fifth material weakness in 2006 was the absence of an effective and standardized inventory management control that was still a material weakness as of December 31, 2007. Also, please explain why you did not take sufficient steps to remedy that weakness in 2007.
In early 2007, the Audit Committee and the management discussed the requirements of an effective and standardized inventory management control then rolled-out certain designed controls in each warehouse. However, only by execution of the year-ended inventory physical count control procedures, did management identify several control deficiencies. As a result, management determined that the inventory management control issue was still a material weakness as of the end of 2007. We have remediated this material weakness in 2008 except in relation to one category of inventory.
Consolidated Financial Statements, page F-1
Note 2. Summary of Significant Accounting Policies. page F-11
7.     In future filings, please disclose the nature of costs included in inventories in your Inventories subsection on page F-13. See paragraph 6(b) of Rule 5-02 of Regulation S-X.
We will disclose the nature of costs included in inventories in its Inventories subsection of Summary of Significant Accounting Policies paragraph in Note 2 to the consolidated financial statements in accordance with Rule 5-02 of Regulation S-X in our future filing of Form 20-F for 2008. Such disclosure will be substantially in the following form:
“Inventory costs include expenses that are directly or indirectly incurred in the acquisition, including shipping and handling costs charged to us by our suppliers, and production of manufactured products for sale. Expenses include the cost of materials and supplies used in production, direct labor costs and allocated overhead costs such as depreciation, insurance, employee benefits, and indirect labor.”
Government subsidies and grants. page F-17
8.     It appears that your revenue recognition policies described in the first and third sentences are inconsistent. In future filings please reconcile these statements or otherwise advise.
We will revise our disclosure about government subsidies and grants in its Summary of Significant Accounting in our future filing of Form 20-F for 2008. Such disclosure will be substantially in the following form:

“Some local governments in PRC give subsidies to companies as an incentive to establish business in its jurisdiction. These government subsidies are recognized as subsidy income when they are received as the Group does not have further obligation to earn this subsidy. The Group recorded a government subsidy income of $180,000, $387,000 and $2,318,000 for the years ended December 31, 2006, 2007 and 2008, respectively for this type of government subsidy.
The Group also receives government grants as compensation of performing government endorsed projects. The grants are refundable until the Group achieves certain performance measures. These government grants are recorded as a liability until earned. The Group recognizes these grants as subsidy income once it completes the relevant projects and achieves the performance measures. The Group recorded a government subsidy income of $nil, $1,347,000 and $763,000 for the years ended December 31, 2006, 2007 and 2008, respectively for this type of government grants. The amount of $746,000 and $246,000 is recorded as a liability on the balance sheet as of December 31, 2007 and 2008, respectively.”
Note 3. Acquisition of Additional Equity Interest of Step Technologies, page F-22
9.     In accordance with paragraph 54 of SFAS 141, in future filings, please provide the following information on a pro forma basis:
•	Results of operations for the current period as though the business combination had been completed at the beginning of the period; and
•	Results of operations for the comparable prior period as though the business combination had been completed at the beginning of that period.
We will provide the following information in Note 3 to the consolidated financial statements in accordance with paragraph 54 of SFAS 141 in our future filing of Form 20-F for 2008. Such disclosure will be substantially in the following form:
“The following unaudited pro forma information summarizes the results of operations for the Company as if the acquisition of the additional 30% interest of STEP Technologies had occurred as of January 1, 2006 and 2007, respectively. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completion at the beginning of the periods indicated, nor is it indicative of future operating results:”

	Year Ended December 31
	2006	2007
	(Unaudited)	(Unaudited)

Total revenue	$80,804	$143,444
Net loss	(10,182)	(3,552)
Net loss per share

-Basic	$(0.02)	$(0.01)
-Diluted	(0.02)	(0.01)

Note 9. Long-Term Investment, page F-25
10.     In regard to your investment in CK Techfaith, please provide us with your fiscal 2007 significance tests under Rule 3-09 of Regulation S-X. If separate financial statements are required for this equity method investment, please file an amendment to include the required financial statements. If you determine that an amendment is necessary, please be sure to revise your entire document to reflect all of the comments in this letter. Also, please tell us your basis for excluding the summarized financial information required by Rule 4-08(g) of Regulation S-X.
We believe it would be helpful to the Staff to explain more fully the background to our investment in CK Techfaith.
The Company invested RMB 10 million in CK Techfaith Communications Technology Limited (“CK Techfaith”) in early 2006 in return for a 45% stake in that newly formed company which was incorporated in the British Virgin Islands. CK Telecom Inc held the remaining 55%. CK Telecom is also incorporated in the British Virgin Islands and it offers OEM/ODM services to telecommunication customers through its subsidiaries in the PRC.
The primary initial purpose of CK Techfaith was to undertake research and development in relation to mobile handset technology. To that end, it established a subsidiary in the PRC and hired about 100 staff. It also acquired some know-how in return for a payment to a third party of about $622,000.
As an entity that was initially engaged in research only, it incurred operating losses. By the first quarter of 2007 CK Techfaith had used the initial cash invested by the two shareholders who determined that they would not provide further funding (and the Company had no obligation to do so). CK Techfaith then determined that the acquired know-how was impaired and wrote that down to nil.
The two shareholders further determined at the time to cease operations and CK Techfaith was deleted from the Register of Companies in the British Virgin Islands on May 1, 2007. The PRC subsidiary stopped operation by April 30, 2007 and the remaining employees transferred to CK Telecom Inc.
The Company’s computations for the purpose of determining significance for the investment test were as follows. As at December 31, 2007, the Company’s investment in CK Techfaith at cost, before its share of the results of CK Techfaith, was $1,243,000 while the Company’s total consolidated assets were $234,861,000; a percentage of less than 1%.
For the income test, the Company noted that Rule 1-02(w)(4) speaks to “the registrant’s and its other subsidiaries equity in the income from continuing operations [Emphasis added] before income taxes, extraordinary items and the cumulative effect of a change in accounting principle of the subsidiary...”
As noted above, the Company believed that as of May 1, 2007 CK Techfaith had discontinued all of its operations and therefore for the year ended December 31, 2007 its equity in the income from continuing operations of CK Techfaith was nil. The Company therefore concluded that financial statements pursuant to Rule 3-09 were not required for either of the two years ended December 31, 2006 and 2007.

If the income test were to be based on the registrant’s consolidated share of the net loss of CK Techfaith (irrespective of whether it was from continuing or discontinued operations) then the appropriate computation would have been $851,000/$3,266,000 or 26.0% (and about 4.5% for the year ended December 31, 2006).
However, we respectfully advise the Staff that if they believe that financial statements of CK Techfaith for the year ended December 31, 2006 (unaudited) and the 4 months ended May 1, 2007 (audited) pursuant to Rule 3-09 were now required, this would be difficult. The accounting records of CK Techfaith were maintained by CK Telecom and CK Techfaith did not obtain audited financial statements during its period of operation. We have inquired of CK Telecom whether they would now be able to prepare full financial statements and to engage an auditor and they have so far declined to do so. We also believe that an investor would gain little additional information from such financial statements given the enhanced disclosure we intend to make in our Form 20-F for 2008 in substantially the following form:
“We invested in CK Techfaith in early 2006 and its primary purpose was to undertake research and development in relation to mobile handset technology. To that end, it acquired some know-how in return for a payment to a third party of about $622,000 in 2006 and hired a number of research staff through its newly incorporated subsidiary in the PRC.
As an entity that was initially engaged in research only, it incurred operating losses. By the first quarter of 2007 CK Techfaith had used the initial cash invested by the two shareholders who determined that they would not provide further funding (and the Company had no obligation to do so). CK Techfaith then determined that the acquired know-how was impaired and wrote that down to nil.
The two shareholders further determined at the time to cease operations and CK Techfaith was deleted from the Register of Companies in the British Virgin Islands on May 1, 2007. The PRC subsidiary stopped operation by April 30, 2007 and the remaining employees transferred to CK Telecom Inc.
We present below summarized financial information in relation to CK Techfaith:
Summarized financial information for CK Techfaith:
(In thousands of U.S. dollars)

	As of December	As of May 1, 2007
	31, 2006	(note 1)
Current assets	1,272	—
Non-current assets	622	—

Total assets	1,894	—

Current liabilities	1	—

Non-current liabilities	—	—

Total liabilities	1	—

	For the year ended
	December 31,	For 4 months
	2006	ended May 1, 2007
Net sales	—	—
R&D expense	872	1,340

Impairment of know-how	—	553

Total expenses	(872)	(1,893)

Net loss	(872)	(1,893)

Note 1. CK Techfaith ceased operation as of May 1, 2007.”
Note 14. Share-Based Compensation, page F-32
11.     In future filings, please reconcile your disclosures regarding share based compensation related to stock options and restricted stock to the amounts disclosed in the consolidated statements of shareholders’ equity and comprehensive income and cash flows.
We reconcile our disclosures regarding share based compensation related to stock options and non-vested stock (upon further review, we determined that the shares granted 2006 and 2007 should have been more properly described as non-vested shares, instead of restricted shares) to the amounts disclosed in the consolidated statements of shareholders’ equity and comprehensive income and cash flows in Form 20-F for 2007 as below:

	For the year ended December 31,
	2005	2006	2007
	(In thousands of U.S. dollars)
Stock option
Grants in 2005	162
Grants in 2006	—	59	—
Modification in 2006	—	3

Non-vested shares
Granted to Chief Financial Officer in 2006	—	—	36
Granted to two independent directors in 2006	—	38	38
Granted to an independent director in 2006	—	16	16
Granted to an independent director in 2007	—	—	4

Total share based compensation expense	162	116	94

Reverse of forfeited options in 2006	—	(81)	—

Note: Total share based compensation expense recognized in 2005 ($162,000) is related to 263,272 stock options to purchase ordinary shares the Group granted to two independent directors in 2005. All the other amounts are taken from footnote 14 of the consolidated financial statements in Form 20-F for 2007.
The amounts of total share based compensation expense and reversal of forfeited options in 2006 in the table above tie directly to the amounts disclosed in the consolidated statements of cash flows and to the recorded expense.
The amounts shown above also tie to the amounts disclosed in the consolidated statements of shareholders’ equity and comprehensive income as movements on APIC in respect of share based compensation, except the amount for 2007. The amount for the 2007 consolidated statements of shareholders’ equity and comprehensive income which is disclosed as $494,000 in respect of share based compensation incorrectly included the amount of $400,000, which is the reversal of the over accrual of IPO underwriter fee after we confirmed in the first quarter of 2007 that this fee would not be paid. We should have presented the $400,000 as a separate line within shareholders’ equity and will present this as a separate line called “Reduction in underwriters’ costs for the IPO” in the consolidated shareholders’ equity and comprehensive income in our future filing of Form 20-F for 2008.
12. In future filings, please describe your basis for the assumption used to estimate the fair value of option awards. In addition, please tell us the rationale for using the same assumptions for each year in which you granted option awards. See paragraph A240e of SFAS l23(R).
We will disclose our basis for the assumption used to estimate the fair value of option awards in Share-Based Compensation Note to the consolidated financial statements in accordance with paragraph A240e of SFAS 123(R) in our future filing of Form 20-F for 2008. Such disclosure will be substantially in the following form:
“During 2006, 2007, and 2008, the Company recognized compensation expense, net of forfeitures, of $35,000, $94,000 and $147,000, respectively, for stock-based compensation awards for which the requisite service was rendered during the year.
SFAS 123(R) requires the Company to select a valuation technique that meets the measurement criteria set forth in the standard.
Non-vested share awards fair values are based on the closing price of the Company stock on the grant date.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model and the following assumptions:
The following weighted-average assumptions were used for grants issued during the years ended December 31, 2005 and 2006 (there were no grants in 2007):

	2005	2006
Average Risk-free interest rate	4.1%	4.7%
Expected dividend yield	Nil	Nil
Expected volatility	35%	69.2%
Expected life (years)	10	5
The risk-free rate for periods within the contractual life of the option is based on the yield of U.S. Treasury bond with the same maturity as the contractual life of the option in effect at the time of grant. The expected life of options represents the period of time the granted options are expected to be outstanding. For the 2005 grants, the Company used the contractual term of the options because it did not believe it had a basis in history for estimating an expected life less than the contractual life. For the 2006 grants, the Company used the simplified method defined in Staff Accounting Bulletin No. 107 to estimate the expected life as the simple average of the vesting term and the contractual term. As we expected to grow the business with internally generated cash, we do not expect to pay dividend in the foreseeable future and have not paid any dividends to date and therefore used a zero dividend yield assumption. Expected volatilities are based on the historical volatility of the Company’s ADS and vesting period of the option to be issued.”
We make the following additional observations:
If the expected life for the 2005 grant had been calculated using the simplified method that we used for the 2006 grant the effect would have been an expected life of 5 years. Since we did our IPO is April 2005, we only had less than 1 year history of ADS price at the grant date. If in those circumstances we had considered it more appropriate to base expectations about future volatility on the average volatilities of similar entities for an appropriate period following their going public, the average volatilities of our identified similar entities for 2005 grants and 2006 grants would have been 40.3% and 43.3%, respectively.
Based on these assumptions, the share based compensation expense related to options would have been $132,000 in 2005 and $56,000 in 2006. The differences between these amounts and the recorded amounts ($162,000 for 2005 and $62,000 for 2006) are not material.
13.     In future filings, please disclose the method you use to attribute stock-based compensation costs to accounting periods. See paragraph 42 of SFAS 123(R).
We will disclose the method we used to attribute stock-based compensation costs to accounting periods in Share-Based Compensation Note to the consolidated financial statements in accordance with paragraph 42 of SFAS 123(R) in our future filing of Form 20-F for 2008. Such disclosure will be substantially in the following form:
“As the stock options we granted vested during the year they were granted, we recognized the compensation cost for the option award immediately when they vested. For the non-vested shares with a graded vesting schedule, we recognize compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award.”
Note 17. Segment and Geographic Information, page F-35
14.     We note your disclosure on page 13 that you reorganized your business in March 2006 into three parts: (1) handset design; (2) sales of components and products; and (3) wireless software and applications. Further, in your discussion of results of operations beginning on page 25, we note you discuss changes in component and product sales from period to period on a combined basis. In this regard, in future filings, please explain to us why component sales are included in the design contract related revenue segment rather than the product sales segment.
Some of our component sales are built in to the design contract, such as chips used in the mobile handsets. Therefore we included this type of component sales in the handset design. Sales of Printed Circuit Board Assembly (“PCBA”) and other components are included in sales of products and components. As the other components sales included in sale of products and components decreased to $109,000, less than 1 percent of net revenue in 2008, we will change the name of the sales of products and components segment to product sales.
We will disclose the nature of the component sales and explain why we include component sales in the design contract related revenue, rather than the product sales segment in Segment and Geographic Information Note to the consolidated financial statements in our future filing of Form 20-F for 2008. Such disclosure will be substantially in the following form:
“For our design contracts, after we deliver our design products to our customers, our customers are required to purchase certain components (such as chips used in mobile handsets) through us to manufacture the designed products. As this type of component is built in to the design contracts, we included these component sales in the design contract related revenue, rather than product sales.”
15.     We note your disclosure on page 16 that, although Chinese mobile handset customers fueled your initial growth, international brand owners have contributed to an increasing portion of your net revenues. In future filings, please reconcile this statement with your disclosure that you do not present geographical information because you primarily generate revenues from customers in the Peoples Republic of China. If revenues from international brand owners represent export sales, please disclose the amount of export sales for each year presented. See paragraph 38 of SFAS 131.
We will disclose the amount of export sales for each year presented in Segment and Geographic Information Note to the consolidated financial statements in our future filing of Form 20-F for 2008. Such disclosure will be substantially in the following form:
“Revenue, classified by the major geographic areas in which our customers are located (for design contract related revenue, based on the address of our customer who contracted with us; for product sales, based on the address to which we ship product), was as follows:
Geographical information
(In thousands of U.S. dollars)

	Year ended December 31,
	2006	2007	2008
Revenue from countries other than the PRC: (1)
Egypt	4,001	1,954	1,275
India	—	—	3,608
Japan	5,447	11,641	6,783
Nigeria	—	4,080	2,470
Russia	3,968	4,746	5,715
South Africa	—	—	5,745
Thailand	—	4,452	4,662
Turkey	—	—	4,379
United States	1,533	2,526	3,911

	Year ended December 31,
	2006	2007	2008
United Arab Emirates	12,636	—	—
Other countries	7,765	15,567	12,891
Total revenue from countries other than PRC	35,350	44,966	51,439
PRC (2)	45,454	98,478	157,411
Total	80,804	143,444	208,850
(1)	For design contract related revenue, includes revenue generated from contracts for which the contract party is incorporated outside the PRC. For product sale revenue, includes shipments to customers outside the PRC.
(2)	For design contract related revenue, includes revenue generated from contracts for which the contract party is incorporated in the PRC. For product sale revenue, includes shipments to customers in the PRC.”
16.     For each year for which a balance sheet is presented, please disclose, in future filings, total assets, the amount of investment in equity method investees, and total expenditures for additions to long-lived assets for each reportable segment. See paragraphs 27-28 of SFAS 131. Additionally, please disclose the amount of goodwill allocated to each reportable segment. See paragraph 45 of SFAS 142.
We will disclose the amount of investment in equity method investees, and total expenditures for additions to long-lived assets for each reportable segment for each year for which a balance sheet is presented, in Segment and Geographic Information Note to the consolidated financial statements in our future filing of Form 20-F for 2008 in accordance with paragraphs 27-28 of SFAS 131. Such disclosure will be substantially in the following form:
“The Group operates and manages three operating segments, handset design, product sales as well as wireless software and application.
Corporate assets are related to the bank balance of overseas companies that are not directly attributable to the other reportable segments. The Group uses gross profit as the measure of each reportable segment.
The financial information for each business segment reflects that information which is specifically identifiable or which is allocated based on an internal allocation method. Selected financial information by operating segment is as follows:”

(In thousands of U.S. dollars)	At December 31,
	2007	2008
Assets
Handset design	61,527	19,563
Product sales	150,014	194,089
Wireless software and applications	—	489
Reconciling amounts	23,320	5,923

Total assets	234,861	220,064

(In thousands of U.S. dollars)	At December 31,
	2007	2008
Significant reconciling item:
Corporate assets	23,320	5,923

Investment in equity method investees	—	—

Total expenditure for additions to long-lived assets	For the year ended December 31,
	2006	2007	2008
Handset design	12,620	4,019	1,350
Product sales	11,173	9,800	13,398
Wireless software and application	—	—	5

Total capital expenditure	23,793	13,819	14,753

	For the year ended December 31,
	2006	2007	2008
Revenue:
Handset design	42,860	41,721	19,123
Product sales	37,944	101,723	189,727
Wireless software and application	—	—	—

Total revenue	80,804	143,444	208,850

Cost of sales:
Handset design	25,262	25,239	10,308
Product sales	29,843	79,556	157,377
Wireless software and application	—	—	—

Total cost of revenue	55,105	104,795	167,685

Gross profit	25,699	38,649	41,165

We will disclose the amount of goodwill allocated to each reportable segment in Segment and Geographic Information Note to the consolidated financial statements in our future filing of annual reports on Form 20-F in accordance with paragraph 45 of SFAS 142. Such disclosure will be substantially in the following form:
“Goodwill of $606 is allocated to our product sales segment.”
17.     In future filings, please disclose revenues for each product and service or each group of similar products and services unless it is impracticable to do so. If you conclude it is impracticable, please tell us why. See paragraph 37 of SFAS 131.
We will disclose revenues for each product and service or each group of similar products and services in Segment and Geographic Information Note to the consolidated financial statements in our future filing of Form 20-F for 2008 in accordance with paragraph 37 of SFAS 131. Such disclosure will be substantially in the following form:

“Revenues for our product and service are shown in the table below:”
(In thousands of U.S. dollars)

	2006	2007	2008
Net revenues:
Revenue related to handset design	42,860	41,721	19,123
Design fees	29,864	26,042	15,488
Royalty income	7,674	7,772	1,158
Component sales related to design	5,322	7,854	2,260
Service income	—	53	217

Product sales	37,944	101,723	189,727
Smart phone	18,035	36,444	99,952
Feature phone	452	47,424	82,335
Wireless module	12,926	12,513	7,331
Other components	6,531	5,342	109

Total net revenues	80,804	143,444	208,850

Exhibits 12.1 and 12.2
18.     We note you include the titles of your chief executive officer and chief financial officer in the introductory paragraphs of your certifications. In future filings, please remove these references. Also, please confirm for us that the inclusion of the titles was not intended to limit the capacity in which these individuals provided the certifications.
In response to the Staff’s comment, in future filing we will remove references to the titles of its chief executive officer and chief financial officer in the introductory paragraphs of its Section 302 certifications. We also confirm that the inclusion of the titles was not intended to limit the capacity in which these individuals provided the certifications.

The Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or comments regarding the Form 20-F for 2007, please contact the undersigned at (8610) 5822-9840 or the Company’s U.S. counsel, Ms. Julie Gao and Mr. David Zhang of Latham & Watkins at (852) 2912-2535 and (852) 2912-2503, respectively. Thank you very much.
Very truly yours,
/s/ Yuping Ouyang
Yuping Ouyang
Chief Financial Officer

cc:	Defu Dong, Chief Executive Officer and Chairman of the Board of Directors, China Techfaith Wireless Communication Technology Limited
Z. Julie Gao, Esq., Latham & Watkins, Hong Kong
David Zhang, Esq., Latham & Watkins, Hong Kong
Eric Phipps, Deloitte Touche Tohmatsu CPA Ltd., Beijing